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                                                                    EXHIBIT 2.10


                           Noble Drilling Corporation
                              10370 Richmond Avenue
                                    Suite 400
                              Houston, Texas 77042
                                  713 974-3131




                                 March 13, 1996


Royal Nedlloyd N.V.
Attn: Mr. H.H. Meijer
Boompjes 40
3011 XB Rotterdam
The Netherlands

Neddrill Holding B.V.
Attn: Mr. F.W. van Riet
Coolsingel 139
3012 A G Rotterdam
The Netherlands

Gentlemen:

         This letter, when executed by you, will evidence (i) our mutual intent, as set forth in Section I of this letter, with respect to the proposed acquisition by Noble Drilling Corporation or its nominee ("Buyer"), of substantially all the property, assets and rights, tangible and intangible, used by Neddrill Holding B.V. ("Seller") and its Subsidiaries in the offshore/onshore contract drilling, accommodation and other oil and gas exploration and production related service businesses engaged in by Seller or any of its Subsidiaries as conducted on the date of this letter, and (ii) certain binding agreements, as set forth in Section II of this letter, relating to the proposed acquisition. Seller is a wholly owned direct subsidiary of Royal Nedlloyd N.V. ("Parent").

         The matters set forth in Section I of this letter constitute an expression of our mutual good faith intention to negotiate and enter into a definitive agreement among Buyer, Seller and Parent setting forth in detail the terms, provisions and conditions for the proposed acquisition. Except for the matters set forth in Section II of this letter, which constitute binding agreements among Buyer, Seller and Parent, this letter is not, and is not intended to be, a binding agreement among Buyer, Seller and Parent (except as to
Section II), and neither Buyer, Seller nor Parent shall have any liability to the other (except as to Section II) upon the failure to execute a definitive agreement for any reason.
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                                   SECTION I.
                              PROPOSED ACQUISITION

         1.1. Major Terms of Transaction. Annex I attached hereto and made a part hereof sets forth the major terms upon which the transactions shall be based. The terms defined in Annex I are used in this letter with the meanings therein assigned.

         1.2. Purchase Price. The purchase price for the Assets would consist of
(a) the cash amount of US$300,000,000 (subject to adjustment), (b) 5,000,000 shares of common stock, par value $.10 per share, of Buyer, and (c) the assumption by Buyer of the Contractually Assumed Liabilities.

         1.3. Definitive Agreement. Buyer, Seller and Parent would endeavor to enter into a definitive agreement (the "definitive agreement") setting forth in detail the terms, provisions and conditions for the proposed acquisition, including representations, warranties, covenants, conditions, schedules and exhibits customarily contained in agreements for transactions of a similar nature and magnitude, and in connection therewith, Annex I would serve as the basis for further discussion. It is the good faith intention of Buyer, Seller and Parent to engage in further negotiations regarding the detailed terms, provisions and conditions of the proposed acquisition and the definitive agreement.

         1.4. Certain Conditions. It is recognized that the proposed acquisition would be subject to conditions precedent, certain of which would be satisfied prior to execution and delivery of the definitive agreement, including, without limitation, matters under the Social and Economic Council Resolution on Rules of Conduct Relating to Mergers 1975 and the Works Council Act pursuant to which Parent would seek advice from its Central Works Council, and certain of which would be contained in the definitive agreement as conditions to closing.

                                   SECTION II.
                               BINDING AGREEMENTS

         2.1. Necessary Information. Seller and Parent shall furnish to Buyer promptly upon its request all such information regarding Seller and its business, assets, properties and financial condition which, in the reasonable judgment of Buyer, is necessary to enable Buyer to conclude its due diligence relating to the proposed acquisition. Buyer shall furnish to Seller and Parent promptly upon their request all such information regarding Buyer and its business, assets, properties and financial condition which, in the reasonable judgment of Seller and/or Parent, is necessary to enable Seller and/or Parent to conclude their due diligence relating to the proposed acquisition.

         2.2. Public Announcement. Each party shall promptly advise and cooperate with the others prior to issuing, or permitting any of its officers, directors, employees, agents or other representatives to issue, any press release or other information to the press or any third party with respect to the proposed acquisition, provided that any party may issue a press release after consulting with the other parties if the party issuing such press release reasonably believes that


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the issuance of such press release is required by applicable law or the rules of the NASDAQ Stock Market, New York Stock Exchange, Amsterdam Stock Exchange or any other applicable securities market.

         2.3. Expenses. Except as otherwise expressly provided in this letter, each of the parties hereto shall assume and bear all expenses, costs and fees incurred or assumed by such party in connection with negotiations to date regarding the proposed acquisition and in compliance with and performance of the agreements contained herein, regardless of whether the parties enter into the definitive agreement or the transactions contemplated hereby are consummated.

         2.4. Exclusive Negotiations. (a) To encourage Buyer to continue and conclude its due diligence activity relating to the proposed acquisition, neither Parent nor Seller nor any officer, director, employee, agent, adviser or representative of Parent or any of its Affiliates shall, directly or indirectly, solicit any offer from, initiate, encourage or engage in any discussions or negotiations with, or provide any information to, any third party concerning any possible proposal regarding any acquisition, merger, take-over bid, or sale of the Business or the Assets or any sale of shares of the capital stock of Seller or any of its Subsidiaries engaged in the Business, whether or not in writing and whether or not delivered to the stockholders of Parent generally (including without limitation by way of a tender offer), or similar transactions involving Seller or any of its Subsidiaries (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal").

         (b) Buyer shall not pursue or otherwise consider any possible proposal which, in the good faith judgment of Buyer, would jeopardize the proposed acquisition or the financing by the Buyer thereof. Parent and Seller, taken together as one entity, preserves all rights to claim the full amount of damages to which it may be lawfully entitled against Buyer for a breach of this Section 2.4(b). The amount of such damages shall be subject to reduction by the amount of US$2,000,000 as liquidated damages for all legal, accounting, consulting and investment advisory fees and expenses incurred by Parent and Seller, taken together as one entity, in connection with negotiations regarding the proposed acquisition.

         2.5. Preservation of Claims for Damages in Lieu of Termination Fee; Liquidated Out-of-Pockets. (a) The parties agree that, if the proposed acquisition contemplated in this letter is not consummated by reason of Parent, Seller or any of Seller's Subsidiaries entering into an agreement regarding the Business or the Assets pursuant to an Acquisition Proposal, then Buyer will suffer substantial damages, including but not limited to, damages for loss of future profits. Buyer preserves all rights to claim the full amount of damages to which it may be lawfully entitled against Parent or Seller or any third party to any transaction that is related to any Acquisition Proposal. The amount of such damages shall be subject to reduction by the amount of US$2,000,000 as liquidated damages for all legal, accounting, consulting and investment advisory fees and expenses incurred by Buyer in connection with negotiations regarding the proposed acquisition.

         (b) Parent shall immediately notify Buyer after receipt of any Acquisition Proposal or any request for nonpublic information relating to Parent or Seller or any of Seller's Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books


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or records of Parent or Seller or any of Seller's Subsidiaries by any person or entity that informs Parent, Seller or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Buyer shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Parent shall keep Buyer advised of the status with respect to any such Acquisition Proposal or request for information.

         2.6. Confidentiality. This letter in no way supersedes the Confidentiality Agreement between Buyer and Seller dated October, 1995.

         2.7. Nonbinding Nature of Section I. It is understood by the parties hereto that Section I of this letter merely constitutes a statement of the mutual intentions of the parties with respect to the proposed acquisition outlined herein and does not contain all matters upon which agreement must be reached in order for the proposed acquisition to be consummated. A binding commitment with respect to the proposed acquisition will result only from execution and delivery of the definitive agreement. The provisions of Section II of this letter, however, are agreed to be fully binding on the parties hereto upon the execution of this letter, unless and until such provisions are superseded by the definitive agreement.

         2.8. Certain Representations. (a) Each of Parent and Seller represents and warrants to Buyer that it has full corporate power and corporate authority to execute and deliver this letter and perform the agreements in Section II of this letter. The execution and delivery of this letter, and the performance of the agreements in Section II of this letter, by each of Parent and Seller have been duly authorized by all necessary corporate action of Parent and Seller. This letter has been duly executed and delivered by each of Parent and Seller.

         (b) Buyer hereby represents and warrants to Parent and Seller that it has full corporate power and corporate authority to execute and deliver this letter and perform the agreements in Section II of this letter. The execution and delivery of this letter, and the performance of the agreements in Section II of this letter, by Buyer have been duly authorized by all necessary corporate action of Buyer. This letter has been duly executed and delivered by Buyer.

         2.9. Assignment. Neither this letter nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Buyer may assign to any Subsidiary thereof any of Buyer's rights, interests or obligations hereunder, provided that such Subsidiary agrees in writing to be bound by all the terms and provisions of this letter.

         2.10. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered by hand, by telex or facsimile, or by certified or registered mail, postage prepaid. Any such notice or communication shall be deemed given upon its receipt at the following address:


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         (a) If to Buyer, at:          Noble Drilling Corporation
                                       Attn: Mr. James C. Day
                                       10370 Richmond Avenue, Suite 400
                                       Houston, Texas  77042
                                       Telefax: 713-953-1126

                                       with a copy to:

                                       Robert D. Campbell, Esq.
                                       Thompson & Knight, P.C.
                                       1700 Pacific Avenue, Suite 3300
                                       Dallas, Texas  75201
                                       Telefax:  214-969-1715

         (b) If to the Seller, at:     Neddrill Holding B.V.
                                       Attn: Mr. F.W. van Riet
                                       Coolsingel 139
                                       3012 A G Rotterdam
                                       The Netherlands
                                       Telefax: 31 10 240 5625

                                       with a copy to:

                                       W. Garney Griggs, Esq.
                                       Griggs & Harrison, P.C.
                                       1301 McKinney, Suite 3200
                                       Houston, Texas 77010-3033
                                       Telefax:  713-651-1944

         (c) If to Parent, at:         Royal Nedlloyd N.V.
                                       Attn: Mr. H.H. Meijer
                                       Boompjes 40
                                       3011 XB Rotterdam
                                       The Netherlands
                                       Telefax: 31 10 400 6190

                                       with a copy to:

                                       W. Garney Griggs, Esq.
                                       Griggs & Harrison, P.C.
                                       1301 McKinney, Suite 3200
                                       Houston, Texas 77010-3033
                                       Telefax:  713-651-1944


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         2.11. Severability. If any provision of Section II of this letter is declared void or unenforceable, such provision shall be deemed to have been severed from such Section, which shall otherwise remain in full force and effect.

         2.12. Governing Law. This letter shall be governed by, and construed and enforced in accordance with, the laws of The Netherlands. All disputes in any way relating to, arising under, connected with, or incident to this letter shall be litigated, if at all, exclusively in the competent court in Rotterdam, The Netherlands, and, if necessary, the corresponding appellate courts.

                                   * * * * *

         If the foregoing correctly sets forth the understanding between us with respect to the proposed acquisition outlined herein, please sign two copies of this letter in the space provided below and return one executed copy to the undersigned.

                                          Very truly yours,

                                          NOBLE DRILLING CORPORATION

                                          By: /s/ JAMES C. DAY
                                             -----------------------------------
                                          Name:  James C. Day
                                          Title:  Chairman, President and Chief
                                                    Executive Officer




ACCEPTED AND AGREED TO
as of the date first
above set forth.

NEDDRILL HOLDING B.V.



By: /s/ F.W. van Riet
   -------------------------
Name:  F.W. van Riet
Title:  Managing Director


ROYAL NEDLLOYD N.V.



By: /s/ H.H. MEIJER
   -------------------------
Name:  H.H. Meijer
Title:  Member of the Managing Board

[Annex I is omitted pursuant to Item 601.(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of Annex I to the Commission upon request.]


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